UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AssetMark Financial Holdings, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

04546L106

(CUSIP Number)

Ted Angus

Executive Vice President and General Counsel

AssetMark Financial Holdings, Inc.

1655 Grant Street, 10th Floor

Concord, California 94520

(925) 521-2200

with a copy to:

Alan F. Denenberg, Esq.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

(650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04546L106

(1)	Names of reporting persons Huatai Securities Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0%*
(14)	Type of reporting person HC, BD, IA, CO

* On September 5, 2024, AssetMark Financial Holdings, Inc., a Delaware corporation (“AssetMark”), announced in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 5, 2024 (the “AssetMark Closing Form 8-K”) that it completed the previously announced merger of GTCR Everest Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of GTCR Everest Borrower, LLC, a Delaware limited liability company (“Parent”), with and into AssetMark (the “Merger”), with AssetMark surviving the Merger as a wholly owned subsidiary of Parent. As reported in the AssetMark Closing Form 8-K, at the effective time of the Merger (the “Effective Time”), each of the issued and outstanding shares of AssetMark’s common stock, par value $0.001 per share (each, an “AssetMark Share”), other than certain AssetMark Shares specified in the AssetMark Closing Form 8-K, was canceled and converted into the right to receive $35.25 per AssetMark Share in cash (the “Merger Consideration”), without interest and less applicable withholding taxes. Accordingly, at the Effective Time, each AssetMark Share beneficially owned by the Reporting Person was canceled and converted into the right to receive the Merger Consideration.

CUSIP No. 04546L106

(1)	Names of reporting persons Huatai International Financial Holdings Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong Special Administrative Region of the People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0%*
(14)	Type of reporting person HC, CO

* On September 5, 2024, AssetMark Financial Holdings, Inc., a Delaware corporation (“AssetMark”), announced in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 5, 2024 (the “AssetMark Closing Form 8-K”) that it completed the previously announced merger of GTCR Everest Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of GTCR Everest Borrower, LLC, a Delaware limited liability company (“Parent”), with and into AssetMark (the “Merger”), with AssetMark surviving the Merger as a wholly owned subsidiary of Parent. As reported in the AssetMark Closing Form 8-K, at the effective time of the Merger (the “Effective Time”), each of the issued and outstanding shares of AssetMark’s common stock, par value $0.0001 per share (each, an “AssetMark Share”), other than certain AssetMark Shares specified in the AssetMark Closing Form 8-K, was canceled and converted into the right to receive $35.25 per AssetMark Share in cash (the “Merger Consideration”), without interest and less applicable withholding taxes. Accordingly, at the Effective Time, each AssetMark Share beneficially owned by the Reporting Person was canceled and converted into the right to receive the Merger Consideration.

CUSIP No. 04546L106

(1)	Names of reporting persons Huatai Financial Holdings (Hong Kong) Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong Special Administrative Region of the People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0%*
(14)	Type of reporting person HC, BD

* On September 5, 2024, AssetMark Financial Holdings, Inc., a Delaware corporation (“AssetMark”), announced in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 5, 2024 (the “AssetMark Closing Form 8-K”) that it completed the previously announced merger of GTCR Everest Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of GTCR Everest Borrower, LLC, a Delaware limited liability company (“Parent”), with and into AssetMark (the “Merger”), with AssetMark surviving the Merger as a wholly owned subsidiary of Parent. As reported in the AssetMark Closing Form 8-K, at the effective time of the Merger (the “Effective Time”), each of the issued and outstanding shares of AssetMark’s common stock, par value $0.001 per share (each, an “AssetMark Share”), other than certain AssetMark Shares specified in the AssetMark Closing Form 8-K, was canceled and converted into the right to receive $35.25 per AssetMark Share in cash (the “Merger Consideration”), without interest and less applicable withholding taxes. Accordingly, at the Effective Time, each AssetMark Share beneficially owned by the Reporting Person was canceled and converted into the right to receive the Merger Consideration.

CUSIP No. 04546L106

(1)	Names of reporting persons Huatai International Finance Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0%*
(14)	Type of reporting person HC, CO

* On September 5, 2024, AssetMark Financial Holdings, Inc., a Delaware corporation (“AssetMark”), announced in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 5, 2024 (the “AssetMark Closing Form 8-K”) that it completed the previously announced merger of GTCR Everest Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of GTCR Everest Borrower, LLC, a Delaware limited liability company (“Parent”), with and into AssetMark (the “Merger”), with AssetMark surviving the Merger as a wholly owned subsidiary of Parent. As reported in the AssetMark Closing Form 8-K, at the effective time of the Merger (the “Effective Time”), each of the issued and outstanding shares of AssetMark’s common stock, par value $0.001 per share (each, an “AssetMark Share”), other than certain AssetMark Shares specified in the AssetMark Closing Form 8-K, was canceled and converted into the right to receive $35.25 per AssetMark Share in cash (the “Merger Consideration”), without interest and less applicable withholding taxes. Accordingly, at the Effective Time, each AssetMark Share beneficially owned by the Reporting Person was canceled and converted into the right to receive the Merger Consideration.

CUSIP No. 04546L106

(1)	Names of reporting persons Huatai International Investment Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0%*
(14)	Type of reporting person HC, CO

* On September 5, 2024, AssetMark Financial Holdings, Inc., a Delaware corporation (“AssetMark”), announced in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 5, 2024 (the “AssetMark Closing Form 8-K”) that it completed the previously announced merger of GTCR Everest Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of GTCR Everest Borrower, LLC, a Delaware limited liability company (“Parent”), with and into AssetMark (the “Merger”), with AssetMark surviving the Merger as a wholly owned subsidiary of Parent. As reported in the AssetMark Closing Form 8-K, at the effective time of the Merger (the “Effective Time”), each of the issued and outstanding shares of AssetMark’s common stock, par value $0.001 per share (each, an “AssetMark Share”), other than certain AssetMark Shares specified in the AssetMark Closing Form 8-K, was canceled and converted into the right to receive $35.25 per AssetMark Share in cash (the “Merger Consideration”), without interest and less applicable withholding taxes. Accordingly, at the Effective Time, each AssetMark Share beneficially owned by the Reporting Person was canceled and converted into the right to receive the Merger Consideration.

Responses to each item of this statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 26, 2019, as amended by Amendment No. 1 filed with the Commission on July 31, 2019 (as amended, the “Statement”), relates to the common stock, par value $0.001 per share (the “Common Stock”), of AssetMark Financial Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1655 Grant Street, 10th Floor, Concord, California 94520. As discussed below, the Issuer’s shares of Common Stock ceased to trade on The New York Stock Exchange (“NYSE”) under the ticker symbol “AMK” on September 5, 2024. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Statement. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Statement.

Item 2. Identity and Background.

The response set forth in Item 2 of the Statement is hereby amended by deleting Schedule A in its entirety and replacing it with Schedule A attached.

(d) - (e) During the last five years, neither the Reporting Person nor any person named in Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the individuals referred to in Schedule A is set forth on Schedule A.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented to include the following:

As previously disclosed in the Current Report on Form 8-K filed with the Commission on April 25, 2024 (the “AssetMark Closing Form 8-K”), the Issuer entered into an Agreement and Plan of Merger, dated as of April 25, 2024 (the “Merger Agreement”) with GTCR Everest Borrower, LLC, a Delaware limited liability company (“Parent”) and GTCR Everest Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”). On September 5, 2024, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each of the issued and outstanding share of the Common Stock, other than certain shares specified in the AssetMark Closing Form 8-K, was canceled and converted into the right to receive $35.25 per share, in cash (the “Merger Consideration”), without interest and less applicable withholding taxes.

Accordingly, at the Effective Time, each share of Common Stock owned by the Reporting Persons immediately prior to the Effective Time was converted into the right to receive the Merger Consideration. As a result of the Merger, the Reporting Persons no longer beneficially own any Common Stock.

In connection with the consummation of the Merger, the NYSE filed with the Commission a Notification of Removal from Listing and Registration on Form 25 delisting all Common Stock from NYSE and deregistering the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (c) of the Statement are hereby amended and restated in their entirety as follows:

(a) – (c). On September 5, 2024, the NYSE filed a Form 25 and the shares of Common Stock were canceled pursuant to the transactions discussed in Item 4. The Issuer expects to file a Form 15 in order to delist and deregister all shares of Common Stock. Pursuant to the transactions discussed in Item 4, all Reporting Persons ceased to own any equity securities of the Issuer. Other than as described herein and elsewhere in the Statement, the Reporting Persons have not affected any transactions in the Common Stock during the past 60 days.

Item 5(e) of the Statement is hereby amended and restated in its entirety as follows:

(e) As of the Effective Time, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following information:

The information set forth or incorporated in Item 4 is hereby incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 5, 2024

HUATAI SECURITIES CO., LTD.

By:	/s/ Yi Zhou
Name: Yi Zhou
Title: Chairman and President

HUATAI INTERNATIONAL FINANCIAL HOLDINGS COMPANY LIMITED

By:	/s/ Lei Wang
Name: Lei Wang
Title: Director

HUATAI FINANCIAL HOLDINGS (HONG KONG) LIMITED

By:	/s/ Yi Zhou
Name: Yi Zhou
Title: Chairman

HUATAI INTERNATIONAL FINANCE LIMITED

By:	/s/ Lei Wang
Name: Lei Wang
Title: Director

HUATAI INTERNATIONAL INVESTMENT HOLDINGS LIMITED

By:	/s/ Yi Zhou
Name: Yi Zhou
Title: Authorized Person

Schedule A

Directors and Executive Officers of

Huatai Securities Co., Ltd.

The following table sets forth certain information with respect to the directors and executive officers of Huatai Securities Co., Ltd. The business address of each director and executive officer of Huatai Securities Co., Ltd. is No. 228 Middle Jiangdong Road, Nanjing, Jiangsu Province, F12, 210019.

Name	Present Principal Occupation or Employment	Citizenship
Wei Zhang (Chairman)	Chairman, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Yi Zhou (Director and Chief Executive Officer)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Feng Ding (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Zhoangyang Chen (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Xiang Ke (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Changchun Liu (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Jinxin Zhang (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Lihong Yin (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Jianwen Wang (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Quansheng Wang (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Bing Peng (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Bing Wang (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Kin Wing Terry Lo (Director)	Director, Huatai Securities Co., Ltd. Hong Kong	The People’s Republic of China, Hong Kong
Zhencong Han (Chief Information Officer)	Chief Information Officer, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Xiaoning Jiao (Chief Financial Officer)	Chief Financial Officer, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Kai Jiao (Chief Compliance Officer and General Counsel)	Chief Compliance Officer and General Counsel, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Hui Zhang (Secretary to the Board of Directors)	Secretary to the Board of Directors, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Chong Wang (Chief Risk Officer)	Chief Risk Officer, Huatai Securities Co., Ltd. Hong Kong	The People’s Republic of China, Hong Kong
Yan Sun (Director of Human Resources)	Director of Human Resources, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China

Directors and Executive Officers of

Huatai International Financial Holdings Company Limited

The following table sets forth certain information with respect to the directors and executive officers of Huatai International Financial Holdings Company Limited. The business address of each director and executive officer of Huatai International Financial Holdings Company Limited is 62/F., The Center, 99 Queen’s Road Central, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship
Lei Wang (Director)	Director, Huatai International Financial Holdings Company Limited	The People’s Republic of China, Hong Kong
Hong Kong
Chong Wang (Director)	Director, Huatai International Financial Holdings Company Limited	The People’s Republic of China, Hong Kong
Hong Kong
Li Chen (Director)	Director, Huatai International Financial Holdings Company Limited	The People’s Republic of China
Hong Kong
Xisha Hu (Director)	Director, Huatai International Financial Holdings Company Limited	The People’s Republic of China, Hong Kong
Hong Kong

Directors and Executive Officers of

Huatai Financial Holdings (Hong Kong) Limited

The following table sets forth certain information with respect to the directors and executive officers of Huatai Financial Holdings (Hong Kong) Limited. The business address of each director and executive officer of Huatai Financial Holdings (Hong Kong) Limited is 62/F., The Center, 99 Queen’s Road Central, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship
Yi Zhou (Director)	Chairman and President, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Lei Wang (Director)	Director, Huatai Financial Holdings (Hong Kong) Limited Hong Kong	The People’s Republic of China, Hong Kong
Wei Qiao (Director)	Director, Huatai Financial Holdings (Hong Kong) Limited Hong Kong	The People’s Republic of China, Hong Kong

Directors and Executive Officers of

Huatai International Finance Limited

The following table sets forth certain information with respect to the directors and executive officers of Huatai International Finance Limited. The business address of each director and executive officer of Huatai International Finance Limited is 62/F., The Center, 99 Queen’s Road Central, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship
Lei Wang (Director)	Director, Huatai International Finance Limited Hong Kong	The People’s Republic of China, Hong Kong

Directors and Executive Officers of

Huatai International Investment Holdings Limited

The following table sets forth certain information with respect to the directors and executive officers of Huatai International Investment Holdings Limited. The business address of each director and executive officer of Huatai International Investment Holdings Limited is 62/F., The Center, 99 Queen’s Road Central, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship
Ying Sun (Director)	Managing Director and Head of Corporate Development, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Lei Wang (Director)	Director, Huatai International Investment Holdings Limited Hong Kong	The People’s Republic of China, Hong Kong